Henkel

A Brand Like a Friend

RECEIVED 2005 JUL 27 A 11: ...

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05010023

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum

2005-07-25

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Further expansion of Adhesives business in the Middle East - Henkel acquires majority in Polybit Industries".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

dlw 7/28

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 199-2005.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Kasper Rorsted

Ladies and Gentlemen,

Attached please find the press release "Henkel acquires majority in Polybit Industries", which we distributed to the media.

Please pass this information on to your staff as appropriate.

With my very best regards

Ernst Primosch

Further expansion of Adhesives business in the Middle East

Henkel acquires majority in Polybit Industries

The Henkel Group has acquired a 49-percent shareholding and also the management rights in Polybit Industries Ltd. Polybit is a leading manufacturer of waterproofing materials for the construction industry in the United Arab Emirates.

Düsseldorf/Sharjah, United Arab Emirates - Effective June 30, 2005, the Henkel Group acquired a 49-percent shareholding and also the management rights in Polybit Industries Ltd., a company based in the United Arab Emirates. Polybit offers a complete range of waterproofing solutions for the construction industry and is the market leader in the United Arab Emirates.

"By acquiring a majority shareholding in Polybit Industries, we are establishing an excellent position for serving the construction industry in the United Arab Emirates," says Alois Linder, Executive Vice President Consumer and Craftsmen Adhesives of Henkel KGaA. "This will allow us to profit from the veritable boom in the construction sector throughout the entire region."

With a workforce of about 250 employees, Polybit Industries generated sales of some 25 million euros last year. The company develops and produces waterproofing and corrosion-inhibiting sealants and coatings for the construction industry. It operates mainly in the Middle East, Africa and Asia.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas - Home Care,

Personal Care, and Adhesi
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